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August 19, 2020 VIA EDGAR Katherine Bagley Lilyanna Peyser
Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561

Re:	Lixiang Education Holding Co., Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted August 19, 2020

CIK No. 0001814067

Dear Ms. Bagley and Ms. Peyser,

This letter is being submitted by Lixiang Education Holding Co., Ltd. (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated August 13, 2020 regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 confidentially submitted to the SEC on July 31, 2020 (the “Registration Statement”). We are submitting this letter on a confidential basis together with Amendment No. 2 to the Registration Statement (“Revised Draft Registration Statement”) which includes changes that reflect responses to the Staff’s comments.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

Risk Factors

Risks Relating to Doing Business in China

“PRC regulation of loans and direct investment by offshore holding companies . . .”, page 39

1.

We note your response to comment 3, and your amended disclosure on page 39, but your amended disclosure is not completely responsive to our comment. You disclose that “[you] also plan to provide loans to Liandu WFOE and Lishui Mengxiang. According to the current PRC laws and regulations, the maximum amount of the loans provided to a PRC enterprise is up to 2.5 times (or the prevailing statutory multiples) of the borrower’s net assets set out in its latest audited financial statement.” Please quantify the estimated amount of loans you will provide to Liandu WFOE, based upon current regulations, or tell us why you are unable to do so.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar Zagreb. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Sino Global Legal Alliance with offices in: Beijing Changsha Chengdu Chongqing Dalian Guangzhou Hangzhou Hong Kong Jinan Kunming Lanzhou Shanghai Shenyang Shenzhen Tianjin Wuhan Xiamen Xian and of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Partners

T C Hill

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

L Davidson

J E M Leitch

Counsel

A D E Cobden

K K S Wong

K C W Lee

J S F Yim

J Leung

Foreign Legal

Consultants

S Tang

(New York, USA)

A Croke (NSW,

Australia)

*Notary Public

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 40 of the Revised Draft Registration Statement.

Risks Relation to Our ADSs and this Offering

“As a company incorporated in the Cayman Islands . . .”, page 53

2.

You disclose that “[you] have relied on and intend to continue to rely on some of these [corporate governance] exemptions.” Please identify the specific exemptions upon which you have relied and intend to continue to rely.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Revised Draft Registration Statement.

Overview of China’s Private Primary and Secondary Education Market

Introduction of China’s private primary and secondary education market, page 95

3.

We note your response to comment 14, and your amended disclosure on page 95 that “From 2014 to 2018 the total number of students enrolled in private primary and secondary schools in China increased from 14.0 million to 18.5 million, and the total revenue of private primary and secondary education market increased from RMB95.5 billion to RMB201.0 billion, due to the growth of age group of 7 to 12 years old and policy support from the government. Specifically, student enrollment of primary schools, middle schools and high schools grew from 6.7 million to 8.9 million, from 4.9 million to 6.4 million and from 2.4 million to 3.3 million, respectively.” Please disclose the total number of students enrolled in private primary and secondary schools and total revenue of private primary and secondary education market for 2019, and clarify whether these measures increased for 2019 as well. Please make conforming changes to your filing, including, but not limited to, where you discuss “Average annual tuition fee in Zhejiang Province,” and “Average annual salaries and benefits of the teachers in Zhejiang Province.” Alternatively, please tell us why you are unable to provide data for 2019.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 92 and 94 to 105 of the Revised Draft Registration Statement.

Should you have any questions about the responses contained herein, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Theodore Deng, partner at PricewaterhouseCoopers Zhong Tian LLP (“PwC”), by telephone at (86) 21 2323 2567 or via email at theodore.deng@cn.pwc.com. PwC is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

CC:

Biao Wei, director and chief executive officer, Lixiang Education Holding Co., Ltd.

Theodore Deng, Partner, PricewaterhouseCoopers Zhong Tian LLP

Galleon Lin, Partner, PricewaterhouseCoopers Zhong Tian LLP

Dan Ouyang, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation